Exhibit 12

HealthSouth and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003
	(In Thousands)
COMPUTATIONS OF EARNINGS:

Pretax (loss) income from continuing operations before cumulative effect of accounting change, adjustments for minority interests in earnings of consolidated affiliates, or equity in net income of nonconsolidated affiliates	$(277,497)	$42,226	$(372,875)

Fixed charges	338,701	311,047	270,459

Distributed income of equity investees	22,457	17,029	8,561

Interest capitalized	—	(8,412)	(5,132)

Total earnings	$83,661	$361,890	$(98,987)

COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized	$338,701	$311,047	$270,459

Total fixed charges	$338,701	$311,047	$270,459

RATIO OF EARNINGS TO FIXED CHARGES	0.25	1.16	(0.37)

For the year ending December 31, 2003, we had an earnings-to-fixed charges coverage deficiency of approximately $369 million.